Exhibit 16

[Letterhead of Ernst & Young]

December 5, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated December 5, 2008, of Heckmann Corporation and are in agreement with the statements contained in paragraphs 2 and 3 on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP